UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-14267
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

REPUBLIC SERVICES 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
REPUBLIC SERVICES, INC.
110 S.E. 6th St., 28th Floor
Fort Lauderdale, Florida 33301

REPUBLIC SERVICES
401(k) PLAN
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2007

REPUBLIC SERVICES
401(k) PLAN
Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Republic Services, Inc.:
     We have audited the accompanying statements of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 26, 2008

REPUBLIC SERVICES
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2007 and 2006

	2007	2006
Investments, at Fair Value:
Mutual Funds	$88,999,600	$70,543,069
Collective Trust Funds	45,198,773	39,480,338
Republic Services, Inc. Common Stock	24,461,401	22,689,234
Loan Fund	9,505	10,557
Cash	218,135	114,919

Total Investments	158,887,414	132,838,117

Contributions Receivable:
Employee	—	291,459
Employer	3,003,890	2,459,403

Total Contributions Receivable	3,003,890	2,750,862

Accrued Investment Income	41,322	35,259

Net Assets Available for Benefits, Reflecting Investments at Fair Value	161,932,626	135,624,238
Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts Held by Collective Trust Funds	272,523	484,171

NET ASSETS AVAILABLE FOR BENEFITS	$162,205,149	$136,108,409

The accompanying notes to financial statements are an integral part of these statements.

REPUBLIC SERVICES
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2007

Additions:
Contributions —
Employee	$20,914,103
Employer	11,099,076

Total Contributions	32,013,179

Investment Income —
Dividend and Interest Income	9,836,718
Net Appreciation in Fair Value of Investments	84,205

Total Investment Income	9,920,923

Total Additions	41,934,102

Deductions:
Participant Distributions	15,751,678
Plan Expenses	85,684

Total Deductions	15,837,362

Net Increase	26,096,740
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	136,108,409

End of Year	$162,205,149

The accompanying notes to financial statements are an integral part of this statement.

REPUBLIC SERVICES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007
(1) DESCRIPTION OF PLAN:
(a) General
     The following description of the Republic Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan.
     The Plan was established effective April 1, 1999 to provide benefits to all eligible employees of Republic Services, Inc. and its subsidiaries (the “Company”). The Plan is a defined contribution plan commonly known as an Internal Revenue Code (“IRC”) section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company is the designated administrator of the Plan.
     Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. The Company also retains the right to amend the Plan from time to time.
     In the event the Plan is terminated, each participant will remain 100% vested and will receive a benefit equal to the value of the participant’s interest in their account as of the date of the distribution. Each participant would have the option of receiving a lump-sum distribution or rolling over their distributions into another qualified retirement plan or an individual retirement account.
(b) Eligibility
     Effective January 1, 2007, employees are eligible to participate in the Plan as of their date of hire when they are at least 18 years of age. Employees are automatically enrolled in the Plan after 90 days of continuous service, and 5% of their eligible pay is contributed to the Plan unless or until the employee changes their deferral percentage. Enrollment provisions allow for weekly entry dates by all eligible employees.
     Effective January 1, 2008, the Plan was amended to expand the automatic enrollment of eligible employees to include all employees not deferring under the Plan as of January 1, 2008.
(c) Contributions and Funding Policy
     Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to IRC limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2007, each eligible participant could contribute up to $15,500, and participants who are or will be at least 50 years of age by the end of a calendar year are also eligible to make catch-up contributions to the Plan at any time during such calendar year. In 2007, the maximum amount of catch-up contributions a participant could contribute was $5,000. The Plan also allows for rollovers of vested contributions from previous employers’ qualified plans.
     The employer matching contribution is 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation contributed by each participant. Contributions are made by the Company to all participants who are credited with at least one year of service. The employer match in 2007 and 2006 was funded in cash and allocated to the appropriate investment funds in accordance with the participants’ elections. The total employer matching contribution recognized in the statement of changes in net assets available for benefits for 2007 was $11,099,076. The Company did not make any discretionary contributions to the Plan during 2007.
     Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of investment income. The Plan provides for immediate vesting of all contributions plus actual earnings thereon.

(d) Investments
     The Company entered into an agreement whereby Merrill Lynch Trust Company (the “Trustee”) has been appointed the Trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan’s Benefits Committee and participant investment elections.
     The Company presents its Statements of Net Assets Available For Benefits in accordance with Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). One of the investment options offered by the Plan, the Merrill Lynch Retirement Preservation Trust, is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Benefits state the Merrill Lynch Retirement Preservation Trust, included within the Collective Trust Funds, at its fair value, with a corresponding adjustment to reflect the investment at contract value.
     The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies.
(e) Payment of Benefits
     In general, upon termination of service due to death, disability, or retirement, a participant (or designated beneficiary) will receive a lump-sum amount equal to the value of the participant’s account. Participants with balances attributable to participation in the former Republic Rewards 401(k) Plan (which is a plan for employees of AutoNation, Inc., Republic Services, Inc.’s former parent company) can elect to receive annual installments over a period not exceeding the remaining life expectancy of the payee. Participants with balances from other prior plans will retain the distribution options of those plans. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may rollover the vested interest in his or her account into an Individual Retirement Account (“IRA”) or another employer’s qualified retirement plan.
(2) SIGNIFICANT ACCOUNTING POLICIES:
     The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
     The Plan’s investments in mutual funds and Republic Services, Inc. common stock are stated at fair value as determined by quoted market prices for these securities on national securities exchanges. The Plan’s investments in collective trust funds (other than the Merrill Lynch Retirement Preservation Trust) are stated at fair value as determined by the Trustee. The fair value of the Plan’s interest in the Merrill Lynch Retirement Preservation Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Merrill Lynch Retirement Preservation Trust represents contributions plus earnings, less participant withdrawals and administrative expenses. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

(3) INVESTMENTS:
     The investments of the Plan as of December 31, 2007 and 2006 are as follows:

	2007		2006
Mutual Funds —
AIM International Growth Fund	$12,268,490	(a)	$7,666,728	(a)
Alger Large Cap Growth Institutional Portfolio	10,793,807	(a)	6,980,495	(a)
BlackRock Aurora Portfolio	4,564,967		5,748,659
BlackRock Government Income Portfolio	3,066,818		2,613,364
DWS Dreman Small Cap Value Fund	5,666,192		2,920,838
Evergreen Special Equity Fund	840,207		868,505
Franklin Small-Mid Cap Growth Fund	9,853,442	(a)	6,832,883	(a)
ING International Value Fund	10,584,117	(a)	9,809,865	(a)
Oakmark Select Fund	9,380,208	(a)	9,762,766	(a)
PIMCO Total Return Fund	10,234,171	(a)	7,944,316	(a)
Van Kampen Growth and Income Fund	11,747,181	(a)	9,394,650	(a)

Total Mutual Funds	88,999,600		70,543,069

Collective Trust Funds —
Merrill Lynch Retirement Preservation Trust	29,411,421	(a)(b)	25,492,052	(a)(b)
Merrill Lynch Equity Index Trust	15,787,352	(a)	13,988,286	(a)

Total Collective Trust Funds	45,198,773		39,480,338

Republic Services, Inc. Common Stock	24,461,401	(a)	22,689,234	(a)
Loan Fund	9,505		10,557
Cash	218,135		114,919

Total Investments	$158,887,414		$132,838,117

(a)	Investment amount represents more than 5% of the Plan’s net assets as of December 31 of the Plan year.

(b)	Represents the fair value. The contract value of this investment as of December 31, 2007 and 2006 was $29,683,944 and $25,976,223, respectively.
     The adjustment from fair value to contract value for fully benefit-responsive investment contracts totaled $272,523 and $484,171 at December 31, 2007 and 2006, respectively. Such adjustments are included in net assets available for benefits and total additions as of and for the years ended December 31, 2007 and 2006 in accordance with American Institute of Certified Public Accountants guidelines. However, these adjustments have been excluded from net assets available for benefits and total income in the Plan’s Form 5500 in accordance with IRC guidelines.
     During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated, net in fair value as follows:

Year Ended
December 31, 2007
Net Realized and Unrealized (Depreciation) Appreciation in Fair Value of Investments:
Mutual Funds (Quoted Market Prices)	$(4,194,088)
Collective Trust Funds (Quoted Redemption Value)	806,504
Republic Services, Inc. Common Stock (Quoted Market Prices)	3,471,789

Net Appreciation in Fair Value	$84,205

(4) BENEFIT DISTRIBUTIONS:
     In general, upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s vested account.
     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $215,360 and $111,951 at December 31, 2007 and 2006, respectively. Such amounts are included in net assets available for benefits at December 31, 2007 and 2006 in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan’s Form 5500 reflects such amounts as liabilities of the Plan in accordance with IRC guidelines.

(5) PARTY-IN-INTEREST TRANSACTIONS:
     Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan.
     The Company pays certain fees and expenses of the Plan, which include legal, administrative and accounting fees. Fees and expenses paid directly by the Company were $60,812 in 2007.
(6) INCOME TAX STATUS:
     The Plan has received a determination letter from the Internal Revenue Service dated June 28, 2007, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
(7) RISKS AND UNCERTAINTIES:
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(8) SUBSEQUENT EVENT:
     On June 22, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Allied Waste Industries, Inc., (“Allied”), and RS Merger Wedge, Inc., a wholly owned subsidiary of the Company (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Allied will merge with and into Merger Sub (the “Merger”), with Allied continuing as the surviving corporation and a wholly owned subsidiary of the Company. The completion of the Merger is subject to various closing conditions, including approval of the transaction by the common stockholders of both the Company and Allied and certain other regulatory approvals. The Company has not expressed any intention to amend, modify or terminate the Plan in connection with the Merger; however, the Company retains the right, as the Company deems appropriate, to amend, modify or terminate the Plan.

E.I.N.: 65-0716904
Plan #: 001
REPUBLIC SERVICES
401(k) PLAN
Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2007

Description		Shares	Cost			Market Value
*	Merrill Lynch Retirement Preservation Trust	29,638,944	$	*	*	$29,411,421
*	Merrill Lynch Equity Index Trust	898,540		*	*	15,787,352
	AIM International Growth Fund	377,957		*	*	12,268,490
	Alger Large Cap Growth Institutional Portfolio	660,576		*	*	10,793,807
	BlackRock Aurora Portfolio	190,207		*	*	4,564,967
	BlackRock Government Income Portfolio	287,694		*	*	3,066,818
	DWS Dreman Small Cap Value Fund	161,246		*	*	5,666,192
	Evergreen Special Equity Fund	67,704		*	*	840,207
	Franklin Small-Mid Cap Growth Fund	272,420		*	*	9,853,442
	ING International Value Fund	569,651		*	*	10,584,117
	Oakmark Select Fund	368,429		*	*	9,380,208
	PIMCO Total Return Fund	957,359		*	*	10,234,171
*	Republic Services, Inc. Common Stock	780,268		*	*	24,461,401
	Van Kampen Growth and Income Fund	552,809		*	*	11,747,181
*	Loan Fund (interest rates ranging from 7.0% to 10.5%)	—		*	*	9,505
	Cash	N/A		*	*	218,135

	Total					$158,887,414

*	Represents a party-in-interest to the Plan.

**	Not applicable as the investment is participant-directed.

Exhibit Index

Exhibit
Number	Description

23.1	Consent of Ernst & Young LLP

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Republic Services 401(k) Plan
(Name of Plan)
By:	/s/ Tod C. Holmes
Title:	Chairperson of the Benefits Committee of the
Republic Services 401(k) Plan

Date: June 26, 2008